                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Perry's Majestic Beer, Inc.
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                                (Name of Issuer)

                  Common Stock, par value of $0.0001 pershare
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                        (Title of Class of Securities)

                                  715072 104
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                                (CUSIP Number)

   Anne P. Hovis, Perry's Majestic Beer, Inc., 100 Plaza Drive, Second Floor,
                       Secaucus, NJ 07094, (201)866-1300
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 7, 1998
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)
CUSIP No. 715072 104
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  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Anne P. Hovis
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
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     (b)
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  3. SEC Use Only
                  -------------------------------------------------------------

  4. Source of Funds (See Instructions)   00
                                         --------------------------------------

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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  6. Citizenship of Place of Organization     United States
                                           ------------------------------------

                7.  Sole Voting Power      1,633,600
Number of                             -----------------------------------------
Shares Bene-
ficially Owned  8.  Shared Voting Power
by Each                                 ---------------------------------------
Reporting
Person With     9.  Sole Dispositive Power
                                            -----------------------------------

               10. Shared Dispositive Power     4,772,800
                                             ----------------------------------

  11. Aggregate Amount Beneficially Owned by Each Reporting Person   4,772,800
                                                                   ------------

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    --------------------

  13. Percent of Class Represented by Amount in Row (11)           42.1%
                                                         ----------------------

  14. Type of Reporting Person (See Instructions)         IN
                                                  -----------------------------


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.0001 par value per share, of Perry's Majestic Beer, Inc. (the "Issuer"), the address of the principle executive offices of which is 100 Plaza Drive, Second Floor, Secaucus, New Jersey 07094.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of Anne P. Hovis, a United States citizen. Her business address is the same as the principal executive offices of the Issuer, set forth in Item 1 above. Her present principal occupation is that of Executive Vice President of the Issuer. The Issuer's principal business is the distribution of applesauce and related products and the manufacture and distribution of non-alcoholic beverages.

     During the last five years, Mrs. Hovis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Hovis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mrs. Hovis exchanged 4,177 shares of the Class B Common Stock of X-Treem for shares of the common stock of the Issuer. Such shares of stock were the sole consideration given to the Issuer by Mrs. Hovis in exchange for the shares of the Issuer's common stock.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of securities of the Issuer is investment. Mrs. Hovis, through her ownership of the Issuer's stock, plans to accomplish the following:

     (i) The completion of a reorganization pursuant to section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, involving the Issuer.

     (ii) Changes in the Issuer's charter and bylaws to authorize three additional members on the board of directors, to conduct a 1 for 12 reverse stock split, and to authorize 15 million additional shares of the common stock of the Issuer.

     (iii) The addition of the manufacture and sale of non-alcoholic beverages to the business conducted by the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Mrs. Hovis beneficially owns 4,772,800 shares of the common stock of the Issuer. This constitutes 42.1% of the outstanding shares of common stock of the Issuer. The Issuer issued 1,633,600 shares of common stock to Anne P. Hovis, registered in the name of "Anne P. Hovis and James B. Hovis, tenants in the entirety," and Mrs. Hovis has the sole power to vote such shares. The Issuer issued 3,139,200 shares of common stock to Mr. Hovis, which is registered in the name of "James B. Hovis and Anne P. Hovis, tenants in the entirety," and Mrs. Hovis has shared power with her spouse, James B. Hovis, to dispose of such shares. The initial acquisition of the common stock of the Issuer by Mrs. Hovis, as described in Item 3 above, occurred on December 7, 1998.

     James B. Hovis is a United States citizen. His business address is the same as the principal executive offices of the Issuer, set forth in Item 1 above. His present principal occupation is that of President of the Issuer.

     During the last five years, Mr. Hovis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Hovis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 16, 1998                         /s/ Anne P. Hovis
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Date                                     Signature


                                         Anne P. Hovis
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                                         Print Name